Filed by: Open Joint Stock Company Vimpel-Communications

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Open Joint Stock Company Vimpel-Communications

Commission File No.: 333-164770

OJSC VIMPELCOM BOARD RECOMMENDS EXCHANGE OFFER BY VIMPELCOM LTD.

Moscow and New York (February 9, 2010) – Open Joint Stock Company “Vimpel-Communications” (the “Company”) (NYSE: VIP) today announced that the Company’s board of directors has unanimously recommended that the Company’s shareholders and holders of American depositary shares (“ADSs”) exchange their Company shares and ADSs for VimpelCom Ltd. depositary shares (“DRs”) in the exchange offer launched today by VimpelCom Ltd. Immediately following the successful completion of the exchange offer, VimpelCom Ltd. intends to acquire all of the outstanding shares of Closed Joint Stock Company “Kyivstar G.S.M.”

In connection with the board of directors’ recommendation, the Company will file today with the United States Securities and Exchange Commission (the “SEC”) a solicitation/recommendation statement on Schedule 14D-9, which contains more information on the background of the exchange offer and the board of directors’ reasons for its recommendation. The Company urges its shareholders and ADS holders to read the Schedule 14D-9 and any amendments thereto carefully. Copies of the Schedule 14D-9 and any amendments thereto may be obtained free of charge from the SEC’s website at www.sec.gov.

Boris Nemsic, CEO of the Company, commented: “The launch of the tender offer is a very important step toward the goal of positioning the VimpelCom group as a global player in the telecommunications industry. We continue to support the transaction which we believe will create value for the Company’s stakeholders and we welcome the participation of all our shareholders in the new company.”

About VimpelCom Ltd.’s exchange offer

VimpelCom Ltd.’s exchange offer comprises a U.S. offer and a Russian offer. The U.S. offer is open to all holders of the Company’s shares resident in the United States (including its territories and possessions) and all holders of the Company’s ADSs, wherever located. The Russian offer is open to all holders of the Company’s shares, wherever located. However, only shareholders who are “qualified investors” under Russian law may receive VimpelCom Ltd. DRs in exchange for their shares tendered into the Russian offer.

In the exchange offer, VimpelCom Ltd. is offering:

•	to all holders of the Company’s ADSs: one VimpelCom Ltd. common DR (representing one VimpelCom Ltd. common share) in exchange for each ADS;

•	to all holders of the Company’s common shares: 20 VimpelCom Ltd. common DRs (representing in the aggregate 20 VimpelCom Ltd. common shares) in exchange for each common share; and

•	to all holders of the Company’s preferred shares: 20 VimpelCom Ltd. preferred DRs (representing in the aggregate 20 VimpelCom Ltd. preferred shares) in exchange for each preferred share.

Alternatively, holders of shares and ADSs may elect to receive a cash payment of 0.01 Russian roubles for each common share or preferred share and 0.0005 Russian roubles for each ADS. This nominal cash consideration is being offered to comply with Russian regulations and is not intended to constitute fair market value. The Company’s board of directors has recommended that Company’s shareholders and ADS holders not elect to tender their shares and ADSs in exchange for the nominal cash consideration alternative.

The U.S. offer will close at 5:00 pm New York City time on April 15, 2010, and the Russian offer will close at 11:59 pm Moscow time on April 20, 2010, unless extended.

Successful completion of the exchange offer is contingent on more than 95% of the Company’s outstanding shares (including those represented by ADSs) being tendered in the exchange offer, in addition to other conditions described in VimpelCom Ltd.’s registration statement on Form F-4 filed with the SEC, which contains a preliminary prospectus and related U.S. offer acceptance materials. Copies of the VimpelCom Ltd. registration statement and related U.S. offer acceptance materials may be obtained from Innisfree M&A Incorporated, the information agent for the U.S. offer, at the following telephone numbers: +1-877-800-5190 (for shareholders and ADS holders) and +1-212-750-5833 (for banks or brokers). Copies of the registration statement and exhibits also may be obtained free of charge from the SEC’s website at www.sec.gov.

In connection with the Russian offer, VimpelCom Ltd. has filed a voluntary tender offer document with the Russian Federal Service for the Financial Markets. The Company will deliver the Russian voluntary tender offer document, together with the recommendations of its board of directors and related Russian offer acceptance materials, to holders of the Company’s shares. Copies of the Russian voluntary tender offer document and other documents related to the Russian offer may be obtained from ZAO “NATIONAL REGISTRATION COMPANY”, the agent for the Russian offer, at the following telephone number: +7(495) 440-6324/25/45 ext. 205, or from the Company at the following telephone number: +7(495) 974 5888.

The Company has engaged UBS Investment Bank to act as its financial advisor and Akin Gump Strauss Hauer & Feld LLP to act as its legal advisor.

Important additional information

In connection with the U.S. offer, VimpelCom Ltd. has filed with the SEC a registration statement on Form F-4, which includes a preliminary prospectus and related U.S. offer acceptance materials. In addition, VimpelCom Ltd. is expected to file a Statement on Schedule TO with the SEC in respect of the U.S. offer. Holders of the Company’s securities are urged to carefully read the VimpelCom Ltd. registration statement (including the preliminary prospectus), the VimpelCom Ltd. Statement on Schedule TO, and any other documents relating to the U.S. offer filed by VimpelCom Ltd. with the SEC, as well as any amendments and supplements to those documents, because they contain important information.

This announcement is not an offering document and does not constitute an offer to exchange or the solicitation of an offer to exchange securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to exchange the Company’s securities for VimpelCom Ltd. DRs in the United States will only be made pursuant to the preliminary prospectus and related U.S. offer acceptance materials that are being mailed to holders resident in the United States (including its territories and possessions) of Company shares and all holders of Company ADSs, wherever located.

This announcement does not constitute advertisement of securities, including securities of foreign issuers, in the Russian Federation within the meaning of Federal Law No. 39-FZ “On the Securities Market” dated April 22, 1996, as amended (the “Securities Law”), Federal Law No. 46-FZ “On the Protection of Rights and Lawful Interests of Investors on the Securities Market” dated March 5, 1999, as amended, and Federal Law No. 38-FZ “On Advertising” dated March 13, 2006, as amended, or a public offer to purchase, sell, exchange or transfer to or for the benefit of any person resident, incorporated, established or having their usual residence in the Russian Federation, or to any person located within the territory of the Russian Federation, that does not fall under a legal definition of a “qualified investor” within the meaning of Article 51.2 of the Securities Law, or an invitation to or for the benefit of any such person, to make offers to purchase, sell, exchange or transfer any such securities. The securities of VimpelCom Ltd. have not been and will not be admitted for placement, public placement or public circulation in the Russian Federation within the meaning of Article 51.1 of the Securities Law. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

Cautionary note regarding forward-looking statements

This press release contains forward-looking statements. Such statements include, without limitation, those concerning the completion of the proposed exchange offer by VimpelCom Ltd. and the benefits of the transaction. The results or events predicted in these statements may differ materially from actual results or events because of risks and uncertainties, including, without limitation, the possibility that the exchange offer conditions are not satisfied and the exchange offer is not completed. Additionally, the Company and/or VimpelCom Ltd. may not realize the anticipated benefits of the transaction as a result of unforeseen developments in competition, or current or future changes in the political, economic and social environment or current or future regulation of the Russian, Ukrainian and CIS telecommunications industries. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements is contained in VimpelCom Ltd.’s registration statement on Form F-4 filed with the SEC and the Company’s public filings with the SEC, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2008.

About VimpelCom

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of mobile, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, as well as Vietnam and Cambodia, in territories with a total population of about 340 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Alexey Subbotin

VimpelCom

Tel: +7-495-974-5888

Investor_Relations@vimpelcom.com

The following is an English translation of a disclosure notice that OJSC VimpelCom published through a Russian news service pursuant to the tender offer and disclosure rules of the Russian Federation:

Notice Regarding Information Which May Have a Material Effect on the Price

of the Joint-Stock Company’s Securities (Price Sensitive Information)

1. General Information

1.1. Full company name of the issuer	Open Joint Stock Company Vimpel-Communications

1.2. Abbreviated name of the issuer	OJSC VimpelCom

1.3. Registered office of the issuer:	Russian Federation, 127083, Moscow, 8 Marta street, 10, bldg. 14

1.4. Issuer’s MSRN	1027700166636

1.5. Issuer’s TIN	7713076301

1.6. Issuer’s unique code assigned by the registrar	00027-A

1.7. Web-site on which the issuer’s information is disclosed	www.beeline.ru

2. Disclosed Fact

Information on resolutions of the joint stock company’s Board of Directors on recommendations with regard to the voluntary tender offer received by the joint stock company, as provided for by article 84.1 of the Federal Law On Joint-Stock Companies, including the assessment of the offered price of the purchased securities and possible change in their market value after the purchase.

2.1. Date of the meeting of the joint stock company’s Board of Directors adopting the relevant resolution: February 9, 2010

2.2. Date and No. of the minutes of the meeting of the joint stock company’s Board of Directors adopting the relevant resolution: Minutes No. 2 dated February 9, 2010

2.3. Contents of the resolutions adopted by the Board of Directors (supervisory board) of the issuer:

In connection with OJSC VimpelCom’s receipt on February 9, 2010, of the voluntary tender offer (hereinafter, the “VTO”) from VimpelCom Ltd. relating to acquisition of 51,281,022 common registered book-entry shares of OJSC VimpelCom (hereinafter, the “Common Shares” and, with regard to each such share, a “Common Share”), representing 100% of the issued and outstanding Common Shares, and 6,426,600 preferred type A registered book-entry shares of OJSC VimpelCom (hereinafter, the “Preferred Shares”, and, with regard to each such share, a “Preferred Share”), representing 100% of the issued and outstanding Preferred Shares, the Board of Directors of OJSC VimpelCom (hereinafter, the “Board”), in compliance with clauses 1-2 of Art. 84.3 of Federal Law No. 208-FZ On Joint-Stock Companies, dated December 26, 1995 (as amended), hereby makes the following recommendations to shareholders of OJSC VimpelCom:

1) Regarding proposed purchase price of OJSC VimpelCom’s securities:

•

The purchase price of one Common Share and one Preferred Share proposed in the VTO is RUR0.01 per each such share. We note that the VTO was accompanied by a bank guarantee issued by ING BANK (EURASIA) ZAO (Closed Joint-Stock Company) for the purchase price for all Common Shares and Preferred Shares.

•	As specified in the VTO, either cash or other securities may be paid for the Common Shares and Preferred Shares, at the option of the selling shareholder, as described in detail below.

•

We note that the purchase price (if paid in cash) is significantly lower than 7,590.11 Russian rubles (equal to US$256.77 at the exchange rate as of January 18, 2010), which is based on the weighted average sales price per Common Share as quoted on the Russian Trading System during the six month period preceding January 18, 2010, the date on which the VTO was filed with the Russian Federal Service for the Financial Markets, and US$17.80, which is based on the average closing sales price per American depositary share, representing 1/20 of a Common Share (“ADS”), on the New York Stock Exchange during the six month period preceding January 18, 2010. Preferred Shares are not traded by trade arrangers in the securities market. However, taking into account the appraisal report relating to the price per Preferred Share prepared by an independent appraiser as part of OJSC VimpelCom’s reorganization in 2008, the market price per Preferred Share as of the date of such report (March 28, 2008) is significantly higher than the purchase price under the VTO (if paid in cash). Therefore, the Board believes that, if paid in cash, the purchase price is not fair to holders of Common Shares and Preferred Shares.

•

Under the VTO, as an alternative to the cash consideration for the Common Shares and/or Preferred Shares, shareholders of OJSC VimpelCom who are “qualified investors” (as such term is defined in the Federal Law No. 39-FZ “On the Securities Market,” dated April 22, 1996 (as amended)) may elect to receive payment of the purchase price in the form of other securities, namely depositary receipts representing common shares (hereinafter, “common DRs”) or preferred shares (hereinafter, “preferred DRs”) of VimpelCom Ltd., as follows:

•	a holder of Common Shares may elect to receive 20 common DRs (representing, in the aggregate 20 common shares of VimpelCom Ltd.) in exchange for each Common Share tendered; and

•	a holder of Preferred Shares may elect to receive 20 preferred DRs (representing, in the aggregate 20 preferred shares of VimpelCom Ltd.) in exchange for each Preferred Share tendered.

•

The Board believes that the other securities, namely common DRs and preferred DRs of VimpelCom Ltd., offered on the terms described above, represent fair consideration for the Common Shares and Preferred Shares, respectively.

2) Regarding assessment of the potential change in the market price of OJSC VimpelCom’s securities upon acquisition:

•

Upon completion of the VTO, the number of Common Shares and ADSs that are publicly held may be so small that there would no longer be an active trading market for the Common Shares or the ADSs. The absence of an active trading market may reduce the liquidity and market value of the ADSs and the Common Shares. All Preferred Shares are held by the same shareholder and are not traded.

3) Regarding assessment of VimpelCom Ltd.’s plans with respect to OJSC VimpelCom, including with respect to its employees:

•

The VTO does not specify VimpelCom Ltd.’s plans with respect to OJSC VimpelCom and/or its employees. Therefore, the Board has not made an assessment of VimpelCom Ltd.’s plans with respect to OJSC VimpelCom.

In view of the above, the Board recommends that the holders of Common Shares and Preferred Shares accept the VTO of VimpelCom Ltd., with payment to be made in other securities – common DRs and preferred DRs of VimpelCom Ltd., as the case may be, and not elect the cash consideration alternative.

3. Signature

3.1. Vice President, General Counsel of OJSC VimpelCom	/s/ Jeffrey D. McGhie	Jeffrey D. McGhie
(signature)

3.2. Date « 09 » February 2010	City	SEAL

The following is an English translation of a disclosure notice that OJSC VimpelCom published through a Russian news service pursuant to the tender offer and disclosure rules of the Russian Federation:

Disclosure of Material Fact

Information on Voluntary or Mandatory Tender Offer (Including Competing Offer) Received by an Issuer Being an Open Joint-Stock Company in Furtherance of Chapter XI.1 of the Federal Law On Joint-Stock Companies

1. General Information

1.1. Full company name of the issuer (name for non-business entities)	Open Joint Stock Company Vimpel-Communications

1.2. Abbreviated name of the issuer	OJSC VimpelCom

1.3. Registered office of the issuer:	Russian Federation, 127083, Moscow, 8 Marta street, 10, bldg. 14

1.4. Issuer’s MSRN	1027700166636

1.5. Issuer’s TIN	7713076301

1.6. Issuer’s unique code assigned by the registrar	00027-A

1.7. Web page used by the issuer for purposes of disclosure	www.beeline.ru

2. Disclosed fact

2.1. Full company name (for business entities), name (for non-business entities), last name, first name, middle name (for individuals) of the person which submitted a voluntary (including competing) or mandatory tender offer in respect of issuer’s securities. VimpelCom Ltd.

2.2. The proportionate share of issuer’s securities referred to in clause 1 of Art. 81.1 of the Federal Law On Joint-Stock Companies which is held by the entity submitting a voluntary (including competing) or mandatory tender offer together with its affiliates. 70.60% of the total number of common registered book-entry shares and 100% of the total number of type A preferred registered book-entry shares, representing in aggregate 73.90% of the total number of the issuer’s shares specified in clause 1, Art. 84.1 of the Federal law On Joint Stock Companies.

2.3. The date when the issuer received a voluntary (including competing) or mandatory tender offer in respect of issuer’s securities. February 9, 2010

2.4. Type, category, series or other identifications of issuer’s securities to be acquired under a voluntary (including competing) or mandatory tender offer. Common registered book-entry shares, state registration number of the issuance 1-02-00027-A, and type A preferred registered book-entry shares, state registration number of the issuance 2-01-00027-A.

2.5. Terms of a voluntary (including competing) or mandatory tender offer in respect of each type or category of issuer’s securities to be acquired.

2.5.1. Type of offer (voluntary (including competing); voluntary (including competing) offer for all issuer’s securities covered by clause 1 of Art. 84.2 of the Federal Law On Joint-Stock Companies which complies with clauses 2-5 of Art. 84.2 of the Federal Law On Joint-Stock Companies; mandatory tender offer) Voluntary tender offer for all securities issued in series of an open joint-stock company provided for in clause 1, Art. 84.2 of the Federal law On Joint Stock Companies.

2.5.2. If the voluntary (including competing) tender offer does not provide for acquisition of all issuer’s securities of a particular type or category, please indicate the quantity of securities to be acquired under the voluntary (including competing) tender offer. Voluntary tender offer relates to all securities issued in series of OJSC VimpelCom.

2.5.3. The proposed purchase price of securities and price determination procedure. Zero Rubles and One Kopeck (RUR0.01) per one common registered book-entry share of OJSC VimpelCom and Zero Rubles and One Kopeck (RUR0.01) per one type A preferred registered book-entry share of OJSC VimpelCom.

At the discretion of the seller, each common registered book-entry share of OJSC VimpelCom will be paid for in cash or by American depositary receipts representing common shares in VimpelCom Ltd., having the following features:

•	CUSIP (Committee on Uniform Securities Identification Procedures) number 92719A 106,

•	International Securities Identification Number (ISIN) US92719A1060,

•	CFI (Classification of Financial Instruments) Code ESVUFA,

issued by The Bank of New York Mellon, a New York, U.S.A. banking corporation (or its office in London, UK),

in the proportion of 20 said depositary receipts (representing 20 common shares of VimpelCom Ltd.) for one acquired common registered book-entry share of OJSC VimpelCom.

At the discretion of the seller, each A-type preferred registered book-entry share of OJSC VimpelCom will be paid for in cash or by American depositary receipts representing convertible preferred shares in VimpelCom Ltd., having the following features:

•	CUSIP (Committee on Uniform Securities Identification Procedures) number 92719A 205,

•	International Securities Identification Number (ISIN) US92719A2050,

•	CFI (Classification of Financial Instruments) Code ESVTFA,

issued by The Bank of New York Mellon a New York, U.S.A. banking corporation (or its office in London, UK),

in the proportion of 20 said depositary receipts (representing 20 convertible preferred shares of VimpelCom Ltd.) for one acquired type A preferred registered book-entry share of OJSC VimpelCom.

2.6. Term of the voluntary (including competing) or mandatory tender offer or the rules to determine the acceptance period. Seventy (70) calendar days upon receipt of the voluntary tender offer by OJSC VimpelCom, i.e. not later than April 20, 2010 inclusive.

2.7. Full company name of the guarantor which extended a bank guarantee attached to the voluntary (including competing) or mandatory tender offer. ING BANK (EURASIA) ZAO (CLOSED JOINT-STOCK COMPANY)

2.8. The procedure for the issuer to submit a voluntary (including competing) or mandatory tender offer to all designated holders of issuer’s securities. Within fifteen (15) days upon receipt of the voluntary tender offer, OJSC VimpelCom will forward the same together with recommendations of its Board of Directors to all designated holders of securities pursuant to the rules on notices of general shareholders meetings set forth in Federal Law No.208-FZ On Joint-Stock Companies dated December 26, 1995.

2.9. Web page where the sender of the voluntary (including competing) or mandatory tender offer has published the text of the subject offer (if the offer relates to securities traded by trade arrangers in the securities market, or otherwise when the sender publishes the offer in the Internet) http://www.vimpelcomlimited.com/ru/

3. Signature

3.1. Vice President, General Counsel of OJSC VimpelCom	/s/ Jeffrey D. McGhie
	(signature)	Jeffrey D. McGhie

3.2. Date « 09 » February 2010	SEAL

Important Additional Information

In connection with the U.S. offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by ADSs), VimpelCom Ltd. has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a preliminary prospectus and related U.S. offer acceptance materials to register shares of VimpelCom Ltd. (including those represented by American depositary receipts (“DRs”)) to be issued in exchange for OJSC VimpelCom shares held by U.S. persons and OJSC VimpelCom ADSs held by all holders, wherever located, and OJSC VimpelCom has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. In addition, VimpelCom Ltd. will file a Statement on Schedule TO with the SEC in respect of the U.S. offer. Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the preliminary prospectus), the Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and any other documents relating to the U.S. offer filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Free copies of the registration statement, including the preliminary prospectus and related U.S. offer acceptance materials, the Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant documents filed with the SEC in respect of the U.S. offer, can be obtained at the SEC’s website at www.sec.gov. The preliminary prospectus and related U.S. offer acceptance materials are being mailed to holders of OJSC VimpelCom securities eligible to participate in the U.S. offer. Additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent for the U.S. offer, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers).

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to exchange OJSC VimpelCom securities for VimpelCom Ltd. DRs in the United States will only be made pursuant to the preliminary prospectus and related U.S. offer acceptance materials that are being mailed to U.S. holders of OJSC VimpelCom shares and all holders of OJSC VimpelCom ADSs, wherever located. An investor may only exchange OJSC VimpelCom shares for VimpelCom Ltd. DRs in the Russian offer if such investor is a “qualified investor” under the applicable Russian rules and regulations. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.